UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1.01	Entry into a Material Definitive Agreement.

On March 5, 2022, Cenntro Electric Group Limited ACN 619 054 938 (the “Company”) and its wholly owned subsidiary, Cenntro Electric Group, Inc., a Delaware corporation (“CEG” or “Buyer” and, together with the Company, “Cenntro”), entered into a Share and Loan Purchase Agreement (the “Purchase Agreement”) with Mosolf SE & Co. KG, a limited liability partnership incorporated under the laws of Germany (“Seller” or “Mosolf” and, together with the Company and CEG, the “Parties”), pursuant to which Mosolf agreed to sell to CEG (i) 65% of the issued and outstanding shares (the “TME Shares”) in Tropos Motors Europe GmbH, a German limited liability company (“TME”), and (ii) 100% of the shareholder loan (the “Shareholder Loan”) which Mosolf previously provided to TME (the “Transaction”.

TME is currently one of Cenntro’s private label channel partners and has been one of Cenntro’s largest customers since 2019.

Upon the consummation of the Transaction (the “Closing”), CEG will pay Mosolf €3,250,000 (or approximately USD$3.6 million) for the purchase of the TME Shares and €11,900,000 (or approximately USD$13.0 million) for the purchase of the Shareholder Loan, for total aggregate consideration of €15,150,000 (or approximately USD$16.6 million). An aggregate of €3,000,000 (or approximately USD$3.3 million) of the purchase price will be held in escrow to satisfy amounts payable to any of the buyer indemnified parties in accordance with the terms of the Purchase Agreement. The Purchase Agreement also provides that the Company guarantees to Seller the payment obligations of CEG under the agreement.

The Purchase Agreement contains customary representations, warranties, and covenants, including covenants that, prior to Closing, (i) Mosolf  will cause TME to use all commercially reasonable efforts to carry on its business in the usual, regular and ordinary course consistent with past practice, including with respect to working capital management, liabilities and taxes, and (ii) for a period of two years commencing on the Closing Date, Mosolf  will not, directly or indirectly, engage in or assist others in engaging in certain restricted businesses.

The Purchase Agreement also contains a covenant requiring CEG to enter into a five-year logistics agreement (the “Logistics Agreement”) with a subsidiary of Mosolf relating to the shipment of Cenntro products from China to markets in Europe and Africa and within the European and African markets.  Pursuant to the terms of the Purchase Agreement, if the Logistics Agreement is terminated for any reason or expires without renewal after the end of its initial five-year term CEG is required to offer to purchase, and Mosolf has an option to sell to CEG, Mosolf’s remaining 35% equity interest in TME (the “Put Option Shares”) at the then fair market value of the Put Option Shares.

The Closing is expected to occur in March 2022, subject to the receipt by Cenntro of customary closing deliverables and the satisfaction or waiver of customary closing conditions, including, among other things, (i) no orders issued by a governmental authority or other legal restraint challenging, prohibiting, or materially altering the consummation of the transactions contemplated by the Purchase Agreement, (ii) receipt by Buyer of audited financial statements of TME as of December 31, 2021, (iii) no legal actions pending or, to the knowledge of Seller, threatened against Mosolf that affects the Seller’s ownership of the TME Shares or the Shareholder Loan or its right or ability to perform its obligations under the Purchase Agreement, (iv) performance in all material respects by the Parties of their respective obligations under the Purchase Agreement, and (v) evidence in a form reasonably satisfactory to Buyer that TME has a minimum cash balance of €250,000 at Closing.

The Purchase Agreement also contains customary termination provisions, including the right of CEG or Mosolf to terminate the Purchase Agreement if the Transaction has not been consummated by July 31, 2022.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

8.01	Other Events.

On March 7, 2022, the Company issued a press release announcing the signing of the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, 333-256258 and 333-262039) and the prospectuses included therein.

Exhibits

Exhibit No.	Description
10.1†	Share and Loan Purchase Agreement, dated as of March 5, 2022, by and between Cenntro Electric Group, Inc., Cenntro Electric Group Limited, and Mosolf SE & Co. KG.
99.1	Press Release, dated March 7, 2022.

† Information in this exhibit identified by brackets is confidential and has been excluded because it is both (i) not material and (ii) the type the Company treats as private or confidential

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2022

CENNTRO ELECTRIC GROUP LIMITED

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer